Exhibit (a)(5)(B)

INTEGRATED SILICON SOLUTION, INC. ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

San Jose, California (September 17, 2007) – Integrated Silicon Solution, Inc. (Nasdaq: ISSI) (the “Company” or “ISSI”), today announced the preliminary results of its modified Dutch Auction self tender offer, which expired on September 14, 2007 at 5:00 p.m. New York City time.

ISSI expects to accept for payment 1,181,787 shares of its common stock at a purchase price of $6.30 per share pursuant to the terms of the offer and subject to final verification. These shares represent approximately 3.1% of the shares outstanding as of August 10, 2007.

Based on the preliminary count by the depositary for the tender offer, an aggregate of 1,181,787 shares were properly tendered and not withdrawn at or below the purchase price of $6.30, including 276,393 shares tendered through notice of guaranteed delivery.

The number of shares to be purchased and the price per share are preliminary. The determination of the final number of shares to be purchased and the final price per share is subject to confirmation by the depositary. Payment for the shares accepted for purchase will occur promptly thereafter.

Mellon Investor Services is serving as the information agent and the depositary for the tender offer. Questions relating to the tender offer should be directed to Mellon Investor Services at toll free (800) 777-3674, or collect (201) 680-6654.

About the Company

ISSI is a fabless semiconductor company that designs and markets high performance integrated circuits for the following key markets: (i) digital consumer electronics, (ii) networking, (iii) mobile communications and (iv) automotive electronics. The Company’s primary products are high speed and low power SRAM and low and medium density DRAM. The Company also designs and markets EEPROM, SmartCards and is developing selected non-memory products focused on its key markets. ISSI is headquartered in Silicon Valley with worldwide offices in China, Europe, Hong Kong, India, Korea and Taiwan. ISSI’s web site is at www.issi.com.

Forward-Looking Statements

This news release contains forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements concerning the tender offer and its preliminary results are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include stock price volatility, the Company’s business conditions and cash balances, the effect of economic conditions and interest rates, and other risks listed from time to time in the Company’s filings with the Securities and Exchange Commission, including the Company’s Form 10-Q for the three month period ended June 30, 2007. The Company assumes no obligation to update or revise the forward-looking statements in this release because of new information, future events, or otherwise.

CONTACT:

Scott Howarth

Vice-President & CFO

Investor Relations

(408) 969-6600

ir@issi.com